Exhibit 99.1

iDreamSky Special Committee Retains Financial Advisor and Legal Counsel

SHENZHEN, China, June 22, 2015 (GLOBE NEWSWIRE) — iDreamSky Technology Limited (“iDreamSky” or the “Company”) (NASDAQ:DSKY), China’s leading independent mobile game publishing platform, today announced that the special committee of its board of directors (the “Special Committee”), formed to consider the proposal by Mr. Michael Xiangyu Chen, chairman of the board of directors and chief executive officer of the Company, to acquire all of the outstanding Class A and Class B ordinary shares of the Company not owned by him or his affiliates, including Class A ordinary shares represented by American depositary shares (the “Proposed Transaction”), confirms the retention of Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) as its financial advisor and Shearman & Sterling as its United States legal counsel to assist the Special Committee in its work.

The Special Committee is continuing its evaluation of the Proposed Transaction. There can be no assurance that any definitive agreement will be executed relating to the Proposed Transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction or any other transaction, except as required under applicable law.

About iDreamSky

iDreamSky Technology Limited (NASDAQ: DSKY) is the largest independent mobile game publishing platform in China based on the number of active users in the first quarter of 2015, according to Analysys International, an independent market research firm. The Company believes that it has redefined the role of a game publisher by redesigning and optimizing third-party games and delivering them to users through its proprietary distribution channels as part of its broader publishing solution. Well-known international mobile game developers grant the Company access to the source codes of their games, allowing for greater control and efficiency in redesigning their games for the China market. The Company distributes these games through both its proprietary distribution channels and third-party channels, such as app stores and device pre-installations. The Company also operates games as a service, where the Company offers live game services and gains user insights through its multi-dimensional data analysis engine to drive ongoing game optimization and monetization. For more information, please visit http://ir.idreamsky.com

Safe Harbor Statements

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Uncertainties and assumptions, and the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

iDreamSky Contact:

For investor and media inquiries, please contact:

Ms. Cherie Wan

iDreamSky Technology Limited

Phone: +86-755-8657-7491

E-mail: ir@idreamsky.com

Chenjiazi Zhong

ICR, Inc.

Tel: +1 646-450-5180

Email: ir@idreamsky.com